FOR IMMEDIATE RELEASE                Contact:  Guy T. Marcus
August 16, 2000                                Vice President-Investor Relations
                                               (214) 978-2691


                 HALLIBURTON ANNOUNCES TERMS OF CHENEY DEPARTURE

         DALLAS, Texas - Halliburton Company (NYSE:HAL) announced the following terms relating to Dick Cheney's departure from the company which were approved by its board of directors in a special meeting held on July 25, 2000.

         o Mr. Cheney will resign as the company's chairman of the board and chief executive officer effective today.
         o Mr. Cheney is over age 55 and qualifies for early retirement under the company's long-standing retirement policy applicable to all U. S. employees. His resignation will be treated as an early retirement for benefit and compensation plan purposes.
         o Mr. Cheney elected to resign. No severance benefits will be paid under his executive employment agreement.
         o In connection with his early retirement, the board has approved Mr. Cheney retaining his previously granted and outstanding stock options on a total of 1,160,000 shares of Halliburton common stock as permitted by the agreements covering six separate stock option grants. Currently, 400,000 of the 1,160,000 option shares are unvested. Under the terms of his stock option agreements, his unvested options will continue to vest in accordance with the normal three-year vesting schedule. Each grant has a 10-year term and the options under each grant will be exercisable until expiration of the applicable term. Mr. Cheney's options were granted with exercise prices equal to the market price of Halliburton's common stock on the
                                   - more -


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         Halliburton Company                        page 2

           date of each option grant. The prices that Mr. Cheney must pay to exercise the options range from $21.00 to $54.00 per share.
         o The board also approved the lapse of restrictions on 140,000 shares of previously granted restricted Halliburton common stock in accordance with the terms of the agreements governing the grant of these shares.
         o Pursuant to the provisions of the company's annual incentive plan, the board has approved Mr. Cheney receiving a prorated portion of any annual incentive payment which may  be earned for the 2000 plan year.
         o Mr. Cheney will  be entitled to  standard retirement  benefits  under
           Halliburton's qualified retirement and  savings  plan,  which  is  an account balance plan, not a pension plan.
         o Mr. Cheney will not receive a supplemental retirement benefit contribution for the 2000 plan year.

         These actions follow Halliburton's early retirement practices in connection with the retirement of other senior executives in recent years. The company will record approximately $8.5 million of one-time expense during the third quarter of 2000 related to all the items listed above.
         Dave Lesar, who today succeeds Cheney as Halliburton's newly appointed chairman, president and chief executive officer, said, "Dick Cheney has provided Halliburton with outstanding leadership during his five years with Halliburton. He has worked together with the management team to establish corporate strategies that have strengthened the company's technological and worldwide presence. Halliburton has benefited from internal restructuring programs and a number of strategic acquisitions, such as Dresser Industries, Landmark Graphics Corporation and NUMAR Corporation. Halliburton's shareholders also have benefited from a 150 percent increase in the value of Halliburton's common stock price during Dick Cheney's tenure."
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Halliburton Company                               page 3

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.
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